SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF THE FIVE HUNDRED AND NINIETY EIGHTH MEETING
OF THE BOARD OF DIRECTORS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRÁS

On the thirteenth day of March of the year two thousand and nine, at two o’clock p,m., in the Company’s main office at Setor Comercial Norte, Quadra 04, Bloco “B”, nº 100, Room 203 of the Centro Empresarial VARIG building in Brasília–DF, the Board of Directors of Centrais Elétricas Brasileiras S.A. – ELETROBRÁS. The presidency of the meeting was assumed by Chairman MÁRCIO PEREIRA ZIMMERMANN, with the presence of the counselors JOSÉ ANTONIO MUNIZ LOPES, WAGNER BITTENCOURT DE OLIVEIRA, VICTOR BRANCO DE HOLANDA, ARLINDO MAGNO DE OLIVEIRA and JOSÉ ANTÔNIO CORRÊA COIMBRA. Counselors LUIZ SOARES DULCI and MIRIAM APARECIDA BELCHIOR were absent, with justification. The Board of Administration called the meeting to consider the following AGENDA: FORMAL RESOLUTIONS: 1. Strategic Actions Program – PAE-2009/2012 X ELETROBRÁS Transformation Plan. PRESENTATION TO THE BOARD OF DIRECTORS: ELETROBRÁS’s performance overseas. Counselor JOSÉ ANTONIO MUNIZ LOPES invited Mr. Luiz Augusto Pereira de Andrade Figueira, Superintendent of the Chairman’s Office General Coordination, to present the STRATEGIC ACTIONS PLAN OF THE ELETROBRÁS SYSTEM – PAE 2009-2012, when material comprising the Program in detail was distributed, and the speaker lectured about its structure, objectives, critical success factors and goals. The program represents the first corporate strategic guideline of the Eletrobrás System, capable of aligning a set of relevant actions for the Holding and its companies, anticipating an Integrated Strategic Planning. The following Corporate Strategies were subjects of the exposition: Corporate Governance; Corporate Management; Personnel Management; Investments; Internationalization; and Company’s Image. Once the presentation was over and the doubts cleared, the Board of Directors of Centrais Elétricas Brasileiras S.A. - ELETROBRÁS, in accordance to its duties, as provided by article 22 of Eletrobrás’s Articles of Incorporation, and grounded on the reporting counselor’s exposition, DECIDED: DEL–026/2009. Strategic Actions Plan (Programa de Ações Estratégicas) – PAE-2009/2012. 1 To aprove the Strategic Actions Program – PAE -2009/2012 in the following terms: 1 Introduction. The studies and discussions between Eletrobrás and MME technicians, which took place during 2006 and 2007, highlighted the need to seek the transformation and strengthening of the Eletrobrás System, as much by means of management and institutional initiatives being implemented within the Eletrobrás System companies, as by others of structural and regulatory nature, to be dealt with directly by the federal government. The strengthening and the management transformation intended and outlined by the federal government, its main shareholder, led Eletrobrás to look for a new strategic platform from the institutional, organizational and marketing angle. This repositioning considers four policies, called Performing Vectors: Perfecting of the corporate governance; Reorientation of the energy business distribution; Institutional Reformulation of the Holding and Reorganization of the existing Management Model. The Transformation Plan of the Eletrobrás System introduces changes with a high degree of complexity, involving over forty activities with specific weights and different times for implementation, requiring strategies for supervision and monitoring, and a strong commitment of all the companies. The Management Committee for the Transformation of the Eletrobrás System - CGTE was created to coordinate the above mentioned activities and was formed by representatives of each one of the Eletrobrás System companies and from each one of the board of Eletrobrás, which acts on the policy making and the monitoring and control activities involved in realizing the panned goals. The Transformation Plan has as its ultimate goal to endow the Eletrobrás System with an integrated and transparent corporate management structure, making it competitive in the operation and the expansion of its electric energy offering, able to provide the adequate remuneration to its shareholders, to contribute to security in serving Brazil’s energy needs and also contributing to its sustainable development. In the future, it will be the responsibility of the Integrated Strategic Planning, included in the Transformation Plan, to design and harmonize, as a permanent process which is reinvented at every cycle, according to the new scenarios and the evolution of the business environment. However, considering that the development of the Strategic Planning of the Eletrobrás System has its own pace, impacted by the hiring of international consultants, the Board of Executive Officers and the Board of Directors of Eletrobrás approved a multiannual program, beginning in 2009, which will represent the first strategic corporate guidance of the Eletrobrás System, aligning a set of critical actions, even before the Company has an Integrated Strategic Planning. The

Committee for the Management and Transformation of Eletrobrás – CGTE developed the so-called Strategic Action Program for 2009-2012 of the Eletrobrás System - PAE 2009-2012 and submitted it to the Superior Board of the Companies of the Eletrobrás System - CONSISE and to the Board of Directors of Eletrobrás. In successive meetings of CONSISE (Paulo Afonso, 16.10.08, and Florianópolis, 17.12.08), the development of the PAE 2009-2012 was presented to the CEO’s of the subsidiaries and to the members of the Board of Executive Officers of Eletrobrás and to the representatives of the companies in CGTE (16.12.08) . The comments and suggestions presented in these meetings were incorporated in the project. 2 Fundamentals. In order to support the PAE 2009-2012, it was decided that the Strategic Business Planning of Eletrobrás (holding) would be revisited. It was verified that the characteristics presented in the company’s mission (business excellence, profitability and social and environmental responsibility) remained valid and closely related to the proposal of the Transformation Plan of the Eletrobrás System. Eletrobrás mission: "Create, offer and implement solutions in order to service the national and international electric energy markets, working with management excellence, profitability and social and environmental responsibility, contributing towards the development of Brazil and the countries where it will act ". Eletrobrás vision: "To become a worldwide reference in the electric energy business with corporate efficiency, profitability and social and environmental responsibility." The four strategic macro-guidance of the Eletrobrás Business Strategic Planning pointed to issues considered of great importance to the Transformation Plan such as: corporate governance, the efficient management of the shareholding participation, the criteria for analysis of technical and economic feasibility for new investments, the economic and financial equilibrium in the management of government programs, the reorganization and consolidation of the distribution companies and the valuation of the employees. From the point of view of Corporate Strategies, which derived from the macro-guidance and pointed to fundamental aspects of business and processes of Eletrobrás, a strong convergence with the vectors and the actions that constitute the Transformation Plan was observed. Therefore, an attempt was made to establish a link between the pre-existing Corporate Strategies and a set of goals that had a great relevance in the context of the Transformation Plan, and which, simultaneously, accepted the establishment of goals whose performance depended, necessarily, on the integrated efforts of the companies of the Eletrobrás System. Thus, the designed Purposes go beyond the usual terrain, incorporating challenging features and a “join us” effect, as its performance necessarily depends on the collective effort of the companies of the Eletrobrás System. 3 Structure of the Program. 3.1 Corporate Governance. Purpose: To improve the fulfillment of the requirements of the sustainability activities of the Eletrobrás System. Goals: Raise scores in ISE Bovespa in 2009; Listing in the Dow Jones Sustainability Index by 2012; Upgrade to Level 2 of Bovespa Corporate Governance by 2012. Considering the emphasis assigned by the Transformation Plan to Corporate Governance, we will treat it according to two aspects: 1. In a direct way, through a search for greater effectiveness in the performance of the members of the Boards of Directors and the Fiscal Councils, which represent Eletrobrás in the companies in which Eletrobrás holds shareholding participation. For the fulfillment of this goal, a Critical Success Factor is the definition of normative criteria which will guide the performance of these members in order to control the selection and evaluation processes, the roles and responsibilities and counseling that should be provided to the board members. 2. In an indirect way, in a broader context of corporate sustainability, we emphasize the integrated work of the Sustainability Committees of the holding company and its subsidiaries, in pursuit of measurable results as well for the participation of the Eletrobrás System in indexes with high visibility in the Brazilian and international markets, such as ISE Bovespa and Dow Jones Sustainability Index - DJSI, as well as the upgrade to Level 2 of Bovespa Corporate Governance Index. Considering the multiannual character of the PAE 2009-2012 and the challenges represented by the proposed goals, a progress in stages, both for the improvement of scores in the ISE Bovespa, and for obtaining the DJSI listing. The percentage of growth established by dimension refers to the Eletrobrás System as a whole and should be b roken down by the subsidiary companies in the coordinated work of the Sustainability Committee, in order to consider the asymmetries and peculiarities reflected in the registered individual scores. 3.2 Investments. Purposes: To Increase the average return of the Eletrobrás System investments; To participate actively in the generation and transmission markets; To enable future projects, starting operation after 2012; To obtain economic and financial equilibrium of the distribution concessions within the Eletrobrás System. Goals: Leveraging of 6,459 MW in Generation for the SIN (National Interconnected System); Leverage of 10,386 Km in Transmission for the SIN; Commissioning of nuclear systems of Angra 3 (1,405 MW) by 2012; Support the Ministry of Mines and Energy for the

site studies of the UTNs Northeast 1 and 2 and Southeast: HPU Belo Monte (11.181 MW):anthropological report to be concluded by April 2009 (acquisition of Previous License by 08.30.2009, the bid expected for Sept/2009); To make a study of HPU Complexo Tapajós (10.682 MW) bid by Dec/2010; To make a study of HPU Marabá (2.160 MW): conclusion EIA/RIMA by Dec/2009;To make a study of HPU Serra Quebrada (1.328 MW): conclusion EIA/RIMA by Dec/2009. This plan shows a very powerful strategic direction in order to restore the structural role of the Eletrobrás System as an inducer of sustainable development of the country, through a platform for expansion in generation and transmission of electric energy, whose size is unusual in a global scale nowadays. From the definition of criteria of attractiveness for its acceptance and according to the requirements of inclusion in the Strategic Plan of Business and Long-Term Investment of the Eletrobrás System, Purposes are set for completion of works and beginning of operation for a significant portfolio of projects in progress. In parallel, a second set of goals is related to the development of projects, whose conclusion occurs beyond the period considered. Its success will depend strongly on the actions of management, planning, logistics and engineering which will be conducted during the PAE 2009-2012. In this context, the focus is on the projects related to the Brazilian Nuclear Program; the HEU of Belo Monte and the hydroelectric complex of Tapajós. 3.3 Internationalization. Purpose: To structure the portfolio of projects of the Eletrobrás System abroad. Goals: To conclude the following studies: Generation: 18.000 MW by 2012 and Transmission: 11.000 km of TL by 2012. Considering the consolidation of the Eletrobrás System strategy of acting outside Brazil, currently in progress with the support of specialized consultants, and the consequent prioritization of investment opportunities, Purposes for conclusion of feasibility studies for projects of generation and transmission of electric energy in Latin America were elaborated. These Purposes for completion of studies focusing on 18,000 MW related to projects of generation and 11,000 kilometers of transmission lines reflect a first view of the Eletrobrás System, taking into account the contacts and evaluations conducted up to now. These Purposes may be revised in light of the evolution of the methodological and strategic decisions. 3.4 Corporate Management. Purpose: To align and optimize processes in order to obtain an integrated performance and gains in competitiveness. Goals: GIR implemented at the holding level by June 2010;GIR implemented at the companies by December/2010; Reduction of at least 10% in the costs of acquisition of material and equipment; All the companies with Ombudsman operating by June 2009; To obtain SOX Certification by December 2010 and its maintenance thereafter; To obtain gains equivalent to 2% of the net operating revenues of each company through the execution of projects of R&D+I by the end of 2012. Some relevant corporate processes were emphasized whose actual implementation depends heavily on the integrated performance of the Eletrobrás System companies, namely: Integrated Risk Management, Supplies Logistics, Integrated System of Ombudsman and SOX certification. A first selection of goals is presented which shows the connection with the attributes of "integrated activities" and "gains in competitiveness," which are included in the Purposes. The requirement for optimization of processes points at the elimination of unnecessary costs resulting from old modes of management, which may result in the aggregation of new critical success factors and goals of corporate management, related to other processes and actions of the Transformation Plan, throughout the PAE 2009-2012. Still considering the context of corporate management in particular, a new vision of Research, Development and Innovation, as part of the business of the Eletrobrás System, linked to goals with measurable impacts on the results and dependent on the development of integrated policies for the System as a whole. Therefore, we separate research and development from the concept of compulsory application of resources to comply with the legal requirements, without any connection with the strategic objectives of the company, proposing to obtain gains equivalent to 2% of net operating revenues of the System from the implementation of new technologies and processes. Finally, the National Energy Efficiency Program - PROCEL, managed by Eletrobrás by delegation of its majority shareholder, should have addressed their sources of funding from the Federal Government in order to ensure its economic and financial equilibrium in business terms. 3.5 Management of Employees. Purpose: To develop the staff of the Eletrobrás S ystem as an agent and principal beneficiary of the transformation process, increasing their degree of satisfaction. Goals: To be one of the 50 best companies someone can work for. The listing must be on one of the following surveys: Great Place to Work (Época Magazine) or FIA (Você S/A Magazine); Constant improvement in the results of the Periodical Research of Organizational Climate of the Eletrobrás System. The very first addressees of the Transformation Plan of Eletrobrás are its employees. If the new paradigms proposed are not recognized as legitimate and are not taken as their own, the change will be ephemeral and will not resist the pressures of the external environment. It is of great importance, therefore, that all employees identify themselves with the Transformation Plan and value its direct benefits in terms of a new and rewarding perspective of career and human development. It is essential that the transformation of the Eletrobrás System provides significant impacts on the work environment, in order to improve the attraction and retention of talent, expanding its human and technological capital. In order to evaluate the progress in this direction, bold Purposes have been established which are related to the gradual improvement in highly regarded external researches turned to the evaluation of the organizational atmosphere. It is ultimately intended that the degree of satisfaction shown by the staff of Eletrobrás will drive the Eletrobrás System to a position of prominence in the Brazilian business scenario. While admitting that the establishment of a good organizational climate depends on the development of an integrated policy of people management which considers, simultaneously, various relevant aspects, critical factors of success are pointed out: the Plan for Career and Remuneration of the Eletrobrás System, the Unified Plan of Benefits, the Performance Management System based on results, the Integrated Program of Development of People and a formal program of employee sharing among the companies of the Eletrobrás System. These factors are, in themselves, a challenging work program for the Eletrobrás System, whose success will depend, in many cases, on the recognition and overcoming of asymmetries and peculiarities in favor of broad and sustainable achievements. The urgent need of reconstruction of the employee framework of the Eletrobrás System is also highlighted by systematic mapping of skills, identification of gaps, effective management of knowledge, evaluation of performance at all levels, avoiding the classic trap of classifying the companies for their current activities, rather than organizing them to assume the new roles indicated by the Transformation Plan. 3.6 Company Image. Purpose: To consolidate the image of the Eletrobrás System as a strategic agent in the sustainable growth of the country. Goals: The value brand name of the Eletrobrás System measured by December 2009; As of 2010: incremental growth in the valuation of the Eletrobrás System brand. The transformation process currently experienced by the Eletrobrás System depends crucially on an effective business communication for its consolidation, so as to achieve the acceptance of the internal public, contributing towards irreversible changes in the organizational culture, in addition to consolidating the new image of the system with other stakeholders, with added value to the brand name. The recognition of the main role assumed by communications in the path of the Transformation Plan brings the need for the construction of a minimum level of equilibrium between the initiatives of the companies of the system through a general alignment with the corporate guidelines of the Plan and, in the future, with the Strategic Planning of the Eletrobrás System. Therefore it is fundamental to establish integrated policies of Communication and Brand Management to report continuously to the various Purpose audiences the new position of the System and its commitment with the integration, competitiveness and profitability, in order to achieve business sustainability. The big challenge is to take the brand as an intangible asset of great business importance and large power in the market, assuming as a strategic corporate goal its constant improvement.

4 PAE 2009-2012: Purpose, Critical Success Factors and Goals

Corporate Strategies	Purpose	Critical Success Factors	Goals

Corporate Governance	Improve compliance with the sustainability requirements of the Eletrobrás System	• Integrated Performance in the Sustainability Committees • Definition of performance criteria for Board and Committee members	• Raise scores in ISE Bovespa in 2009 • Listing in the Dow Jones Sustainability Index by 2012 • Upgrade to Level 2 of Bovespa Corporate Governance by 2012

Corporate Strategies	Purpose	Critical Success Factors	Goals

Investments	Raise the average return of the Eletrobrás System investments Raise market share in generation and transmission	Elaboration for the Eletrobrás Sustem of: • Strategic Plan • Business Plan • Long term investment plan	Internal Rate of Return abova 8.5% (Cost of Equity) Leveraging of 5,182 MW in Generation for the SIN (National Interconnected System) Leverage of 10,386 km in Transmission for the SIN

Controlled Companies Linked to SIN and the Eletrobrás System (2009/2012)

							Total 2009 to 2012	After 2012*
									Eletrobrás
Scope	Discrimination	Chesf	Eletronorte	Furnas	Eletrosul	CGTEE			System
									Total

Eletrobrás System	MW	774	204	1,121	1,139	350	3,587	14,907	18,494

	Line (km)	1,938	1,652	1,020	1,962	-	6,573	-	6.573

Investment 2009/2012 – Corporate + Partnership (R$ Milion)

INVESTMENT	2009	2010	2011	2012	TOTAL

Generation	4.516	4.073	5.640	6.595	20.825
Transmission	2.545	2.324	1.182	288	6.338
Distribuition	1.046	1.997	1.512	1.307	5.862
Others	592	1.255	747	694	3.288
Total of investments	8.700	9.649	9.082	8.882	36.312

Budget 2009/2012
Detailed Sources for Investment *

	2009	2010	2011	2012

Contracted Resources	2.783,6	770,5	117,3	116,3
Resources to be contracted **	1.249,5	1.589,4	1.723,8	1.546,7
Own Resources	2.609,9	2.894,6	2.724,5	2.664,7
Resources to be defined	2.056,7	4.394,2	4.516,0	4.554,7
Total	8.699,7	9.648,7	9.081,6	8.882,4

Corporate Strategies	Purpose	Critical Success Factors	Goals

Investments	To enable future projects of PDE 2008- 2017 (starting operation after 2012)	Conclusion of Construction of NTU Angra 3 Enhancement of new Brazilian Nuclear Program projects Enhancement of hydroelectric expansion with the participation of the Eletrobrás System

Commissioning of nuclear systems of Angra 3 (1405 MW) byl 2012

Conclusion of site studies, by December 2010, and beginning of activities, by December 2012, for the UTN Northeast 1 and 2.

Conclusion of site studies for UTN Southeast 1 and 2 by December 2012.

HPU Belo Monte (11.181 MW):anthropological report to be concluded by April 2009 (acquisition of Previous License by 08.30.2009, the bid expected for Sept/2009)

HPU Complexo Tapajós (10.682 MW) bid by Dec/2010.

HPU Marabá (2.160 MW): conclusion EIA/RIMA by Dec/2009.

HPU Serra Quebrada (1.328 MW): conclusion EIA/RIMA by Dec/2009.

Corporate Strategies	Purpose	Critical Success Factors	Goals

Internacionalization	To structure the foreign portfolio project of the Eletrobrás System	Consolidation of the Eletrobrás System foreign strategyl Prioritization of investment opportunities Feasibility studies for projects of G and T in Latin América	To conclude the following studies: Generation: 18.000 MW by 2012.Transmission:11.000 km of TL by 2012.

Corporate Strategies	Purpose	Critical Success Factors	Goals

Corporate Management	To align and optimize processes in order to obtain an integrated performance and gains in competitiveness	Implementation/Gain: Integrated Risk Management (GIR) Unified Process of Supply Logistics Integrated System of Ombudsman Eletrobrás System SOX certification

GIR implemented at the holding level byJune 2010

GIR implemented at the companies by December/2010

Reduction of at least 10% in the costs of acquisition of material and equipment

All the companies with Ombudsman operating by June 2009.

To obtain the SOX Certification by December 2010 and its maintenance thereafter.

Corporate Strategies	Purpose	Critical Success Factors	Goals

Corporate Management / Energy Efficiency	To align and optimize the processes which allow an integrated performance and gains of competitiveness the energy efficiency outlook.	Implementation of: Research, Development and Info Policy for the Eletrobrás System Eletrobrás System’s Energy Efficiency Policies	Obtain gains equivalent to 2% of net operating revenue by the development of projects of Research, Development and Info Policy
To reduce in 3%, by 2012, the losses of electric energy in Generation, Transmission and Distribution of the Eletrobrás System through Energy Efficiency actions.
To ensure integral funding through the sectorial funds of the Federal Government
To ensure integral funding of Procel through sectorial funds of the Federal Government by the end of 2009

Corporate Strategies	Purpose	Critical Success Factors	Goals

EmployeeMana gement	To add the value of the staff of the Eletrobrás System as an agent and main beneficiary of the transformation process.

Implementation of:

A unified carreer plan

Unified Benefit Plan

Evaluation of

performance based on competence and results

Employee mobility

within the Eletrobrás System Interconnected Program of Employee Development

To be one of the 50 best companies someone can work for. The listing must be on one of the following surveys:
- Great Place to Work (Época Magazine)
- FIA (Você S/A Magazine)

Constant improvement in the results of the Periodical Research of Organizational Climate of the Eletrobrás System.

Corporate Strategies	Purpose	Critical Success Factors	Goals

Company’s Image	To consolidate the image of the Eletrobrás System as a strategical agent of the sustainable growth of the coontry.	Implemenetation of: Integrated Policy of Communication of the Eletrobrás System Policy of Management of the Eletrobrás System Brand	The value brand name of the Eletrobrás System measured by December 2009. As of 2010: incremental growth in the valuation of the Eletrobrás System brand

5 Final Considerations. The ordinary management by the PAE 2009-2012 shall be borne to the CGTE, with the following obligations: To carry out actions to widely disclose and comprehend the Program, dedicating a special attention to the decoding of the goals in accordance with the reality of each company in the System; To coordinate the definition of performance indicators associated to the proposed goals, and that will allow a monitoring of the progress achieved; To follow-up the Program in its periodical meetings with the companies’ representatives; To prepare consolidated presentations to CONSISE, for its monitoring and follow-up, concerning the evolution of the Program and the results achieved; To keep the Executive Officers and the Board of Directors constantly informed of the Program, its progress and results, assuring all necessary support for management and submitting to them the issues that require their assessment. The PAE 2009-2012 is expected to work as the tip of a lance for the Eletrobrás System’s Transformation Plan, gathering the companies around challenging goals and objectives, clearly defined, followed-up and monitored, so as to overcome the challenge launched by the Minister of Mining and energy on March 7, 2008, with the target that Eletrobrás “is able to contribute even more for the sustained social and economic development of Brazil, by means of increasing the energy infrastructure supply, with an expressive valuation of the brand and of its standing in the national and international spheres, and at the same time, a significant appreciation of its shares in the stock exchanges.” 2. To approve the following Strategic Guidelines for Program supporting: 1. REVIEW OF THE PRIMARY SURPLUS GOAL: An attempt to review the goal upon negotiations, by means of the Ministry of Mining and Energy – MME, jointly with the Ministry of Treasury, taking into account the following aspects: • Reducing from the Eletrobrás System’s goal the investment that compose the Growth Boost Program (Programa de Aceleração do Crescimento–PAC); • Deducing from the goal the investments and expenditures carried out with funds from the Sectorial Funds (RGR, CDE), referring to the Light for Everyone (Luz para Todos), Low Income and Coal Programs; • Maintaining Itaipu’s revenues in the calculation of the primary surplus goal. 2. PAYMENT OF DIVIDENDS: Withheld dividends. • Proceeding to the negotiations with the MME, MF and MPOG, for the payment, in 2009, of the full withheld dividends, including the right to reinvest the dividend parcel into subscription of new Eletrobrás shares for the major shareholders. 3. IMPROVEMENT OF OPERATIONAL EFFICIENCY: • To seek from the companies the operational efficiency commitment and goals, so that the PMSO (personnel, materials, services and others) costs contribute to the progressive increase of the operational margin. • To seek improvement of the generation of cash flow for payment of financial expenses, as a counterpart for future investments and warranty of return of investment for its shareholders; 4. RETURN OF INVESTMENTS: • To develop a methodology of investment evaluation, applicable to all the Eletrobrás System companies, both for corporate investments (generally, modernization investments and maintenance of existing assets) and for financial reinvestments, such as financial inversions (investments in specific Purpose corporations – SPC’s) so as to evaluate the cost-effectiveness, the opportunity and the profitability of the Eletrobrás System investment portfolio. 5. CAPITAL STRUCTURE: • To submit a financial re-structuring survey for the intra-group debts, upon renegotiation of debts (profile, fees and terms analysis), and accounts confrontation, with the purpose of adequating the companies’ capital structure. 6. MONITORING OF PAC ENTERPRISES: • Development of an integrated structure of the Eletrobrás System companies to monitor the PAC enterprises, with the purpose of assuring compliance with quality, timeframes, environmental management, costs and return to the shareholders. 3. To determine that the Chairman’s Office of Eletrobrás adopt the necessary measures to carry out the Program and the Strategic Guidelines. In the sequence of the Agenda, Mr. Sinval Zaidan Gama, Superintendent of Overseas Operations for Eletrobrás, was invited to present ELETROBRÁS’s performance abroad, whereas he distributed to the Counselors the following material: Strategic Lines and Scenarios for Performance Abroad; and Prospects of Enterprises. The Superintendent lectured about the Strategic Lines and Scenarios for Performance Abroad, a survey carried out by Eletrobrás that resulted in a mapping of electric power in terms of international market, of positioning and performance strategies of several companies such as E-on, ENEL, EDF, IBERDROLA, AES, SUEZ, ENDESA, among others, including Eletrobrás itself. Initially, he highlighted the 4 (four) macro phases of Eletrobrás’s internationalization process: Internationalization Benchmarking; Business Strategy and Model; Organizational Model; and Macro Implementation Plan. The survey concluded that the internationalization has been an important tool lately to boost the growth of companies in our sector. The rate of internationalization of the companies subject matter of the survey was quite high, and the growth of their total revenues has been suffering the positive impacts of their performance abroad. It is observed that the main methods of entrance of companies in businesses in the electric power industry have been the acquisitions and privatizations. Except for ENEL, AES and E-on, the other companies have been able to add value from internationalization. The analysis of the internationalization cases allowed the identification of 4 (four) key groups of learning to be considered in Eletrobrás’s strategy: 1 – Business: • Focus in the business where it has the best expertise so as to ensure success, and • Balance of the values chain as a means to naturally balance the energy purchase and sale risks; 2 - Market: • Cultural proximity as a means to reduce the complexity of management • comprehension of the dynamics of the market and of the country as a means to reduce risks, and • Mapping of incentive policies releasing trends to direct the strategy; 3 – Means of entrance: • Flexibility in the form of entrance to allow purging or deepening into future positions, and • Minimum volume of the entrance investment to justify the entrance costs in a new market; 4 - Evolution: • Relevant standing in all markets where we can act to achieve a competitive scale, • Balance between ambition and available resources, to boost growth without financial risks, and • Flexibility and expediting while adjusting the strategy to quickly adapt it to scenario changes. Mr. Sinval Zaidan Gama then presented the following phases, that are under consolidation: Strategy in terms of • Brazilian Market, and Guidelines for Eletrobrás, • The Eletrobrás context, • Competences of Eletrobrás, • Internationalization Limiters, • Motivators for internationalization, and • Strategic lines; Business structuring with • Assessment of potential partnerships, • Business models proposed, and • Legal-Corporate Structuring; Supporting tools that are • a model for prospecting opportunities, • Negotiation documents and, • Model and criterion for business evaluation. It is important to highlight that, although being among the 10 largest companies in the world, Eletrobrás already faces in Brazil a competition from large groups, and since it grows less than its competitors, Eletrobrás is losing relative size. It must be observed that the internationalization process of Eletrobrás presents a few particularities.: • The financial crisis has raised the prices and reduced the volumes of available resources available to fund investments, and the structuring of funding solutions that make Projects feasible becomes an even greater challenge; • It becomes necessary to develop funding alternatives similar to the competitive companies; • Many of the key potential markets for Eletrobrás present market and regulation risks, in addition to rules and treaties related to regional integration not yet defined; • The internationalization of Eletrobrás is inserted in the context of transformation and reinforcement of the Group, and the first steps for internationalization must present preliminary solutions to issues that have not been answered yet within the transformation process. Internationalization offers a series of opportunities for Eletrobrás to reinforce its strategic position, to search for new markets, and to integrate regional markets. While being compared to the main companies the perform in its region, Eletrobrás is the only company that counts on the necessary size and focus to handle regional integration, for in the other companies included in the comparison, characteristics are found, though not shared by all of them, such as: lack of focus, uncertainty as to future strategies, more focus on other regions, lack of guidance for international performance, financial restraints, in addition to the fact that some of them are new to the region. According to the survey, the evolution of international performance is viewed in three different strategic lines: • Focus in assistance in Brazil; • Regional expansion; and • Global positioning. Regarding the increasing demand and generation in South American countries (2002-2007), it is observed that only Brazil, Chile and Paraguay presented growth in the balanced capacity for consumption. Venezuela, Colombia, Peru and Argentina are the countries where the interconnection may bring more benefits. The deployment of projects in partnerships may cause restraints and benefits, since each type of partner offers different potentials, contributions and points of attention. In general terms, we may structure the businesses into 5 (five) possible models, with more or less reach: full Subsidiary, Majority Participation, Joint Venture, Consortium and Minor Participation, which shall be evaluated against the following Structural Tools:

Upon closing off of the first module of the presentation, the Superintendent of Overseas Operations highlighted the next steps to be taken: • Closing of strategic lines for internationalization; • Definition of an optimal organizational model; • Definition of the organizational model; and • Definition of the implementation plan. Mr. Sinval Zaidan Gama then presented the current status of the prospects of enterprises abroad, whose Initial Strategy is: • To interlink new sources of energy in Latin America with the Brazilian Electric System; • To promote the energetic integration between Brazil and Latin American countries; • To create new investment opportunities in electric power in other countries, thus benefiting the Brazilian economy by means of generating new markets for the supplying segment of goods and services; and • To act in other countries in specific projects of Eletrobrás shareholders’ interest. The assessment of opportunities, whose purpose is to select international enterprises for investment, has the following phases: Analysis of information, Pres-feasibility studies, Feasibility studies, and Business Plan. Upon concluding its participation, the Superintendent of Overseas Operations of Eletrobrás highlighted that enterprises are under assessment in several countries in South America, Central America and Africa. The Eletrobrás System has currently no enterprises abroad in the Business Plan phase. As to the Feasibility Studies phase, the current situation of the Hydroelectrical Exploration of Garabi was presented; and that of Inambari as well, the latter with an SPE already implemented and in phase of applications for proposals of feasibility studies. In that same phase are the Hydroelectrical Exploration of Baynes and enterprises in Peru. In Argentina, Nicaragua, Venezuela, Honduras, among other countries, there are enterprises in the phase of analysis of information. Upon conclusion of the presentation, the Board mentioned the need to evaluate the impact of the international crisis before the expansion of Eletrobrás System companies’ performance in the international sphere, considering in such evaluation the risk matrix of each region. Furthermore, the need to discuss in detail the definition of the strategic lines for internationalization was brought up, in order for the decisions about investments in enterprises to be made in a safe manner. Registry: 1) Before the meeting was closed off, the Chairman of the board read the letter sent by counselor NELSON JOSÉ HUBNER MOREIRA, dated March 5, 2009 and received by Eletrobrás on March 12, 2009, whose full contents is recorded herein: "Mr. President, 1. I direct myself to you with the purpose of informing that I am requesting my dismissal as a member of the Board of Administration of Centrais Elétricas Brasileiras S. A. - Eletrobrás. 2. Therefore, allow me to highlight that this initiative is pursuant, uniquely, to the approval of my indication to assume the role of General Director of the Agência Nacional de Energia Elétrica - ANEEL, which makes my permanence in the mentioned Board unfeasible. 3. In this opportunity, I would like to present my sincere thankfulness for the support you have always provided to our work as counselors. Best wishes, NELSON JOSÉ HUBNER MOREIRA. As per indication of the chairman, the board decided to record in these minutes our gratitude to the Ex-Counselor, NELSON JOSÉ HUBNER MOREIRA, in addition to a vote of recognition as a means to acknowledge his actuation as a counselor of Eletrobrás, where he has also been the chairman of the Board. GENERAL ISSUES: Being there no more issues to discuss, the Chairman of the board deemed the works completed, determining the writing of these minutes that, after duly read and approved, is undersigned by the attendants and by me, AFRÂNIO ALENCAR MATOS Fº, Secretary of the board, who wrote it.

MÁRCIO PEREIRA ZIMMERMANN	JOSÉ ANTONIO MUNIZ LOPES
Chairman	Counselor

WAGNER BITTENCOURT DE OLIVEIRA	VICTOR BRANCO DE HOLANDA
Counselor	Counselor

ARLINDO MAGNO DE OLIVEIRA	JOSÉ ANTÔNIO CORRÊA COIMBRA
Counselor	Counselor

AFRÂNIO DE ALENCAR MATOS Fº
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 06, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.